

Mail Stop 3561

April 28, 2009

Mr. James V. O'Donnell
Chief Executive Officer
American Eagle Outfitters, Inc.
77 Hot Metal Street
Pittsburgh, PA 15203-2329

> **Re:** **American Eagle Outfitters, Inc.**
> **Form 10-K**
> **Filed March 30, 2009**
> **File No. 001-33338**

Dear Mr. O'Donnell:

We have reviewed your filings and have the following comments. In our comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should also comply with our comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended January 31, 2008

Financial Statements and Supplementary Data, page 34

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Co-branded Credit Card and Customer Loyalty Program, page 45

1.   We note from your disclosure that points earned under the credit card programs
        on purchases at AE and aerie and points earned under the "Pass" customer loyalty
        program have been accounted for in accordance with EITF 00-21. It appears that
        arrangements that provide customers with free or discounted products if the
        customer has completed a cumulative level of revenue transactions or remains a
        customer for a specific period of time has been scoped out of EITF 00-21. Please
        refer to the guidance in paragraph (4)(b) of EITF 00-21. It appears your "point"
        and "loyalty" programs are more analogous to Issue 3 in EITF 00-22 which was
        codified in paragraph (30-33) of EITF 01-09. Please clarify and advise.

Exhibits

2.   In your Credit Facilities discussion on page 30 you reference borrowing
        agreements with a financial institution under which you may borrow up to an
        aggregate of $250 million. We were unable to locate these agreements in your
        Exhibits Index to Form 10-K. Please file these agreements or explain why the
        company has not considered them material agreements under Item 601 of
        Regulation S-K.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with any
proposed revisions that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that
we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Kearns at (202) 551-3727 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services